Press Release


ORKLA


SUPPL


RECEIVED
2005 NOV -8 P 1:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Ref.: Ole Kristian Lunde SVP Corporate Communications Tel.:+47-2254 4431
Rune Helland VP Investor Relations Tel.:+47-2254 4411

Date: October 28 2005

Expansion and financial investments brought good results for Orkla

Group pre-tax profit in the third quarter totalled NOK 1.8 billion, up from NOK 484 million last year. New businesses and a good financial market made the strongest contribution to the high profit level. Earnings per share increased by NOK 5.4 to NOK 7.3 in the third quarter. Profit from the Financial Investments division was more than twice as high as in the same quarter last year.

Orkla has made many new industrial investments in the past year. SladCo, Elkem, Sapa, Alufinal, Panda, Hallöfisk and Collett Pharma have all joined the Group since the third quarter of last year, and operating revenues and profit from most of them are already included in the corporate accounts.

"Following the Board's decision that Orkla will further develop Elkem, Sapa and Borregaard itself, it is even clearer that we have two main industrial areas: Branded Consumer Goods and Speciality Materials. In future we will allocate resources to areas where we believe they will generate the greatest value and seek opportunities in areas where, in terms of strategy and expertise, Orkla is naturally qualified to run competitive businesses," says Group President and CEO Dag J. Opedal.

In the Industry division, Branded Consumer Goods (Orkla Foods, Brands and Media) has had a stable development, but faced special challenges on the Swedish grocery market. Within Speciality Materials both Elkem and Borregaard achieved good profit in the energy sector, while Elkem Silicon is struggling with declining markets and lower demand. The markets for Sapa and Borregaard are also challenging, while the performance of Elkem Aluminium was satisfactory.

At the end of the first nine months, Group pre-tax profit totalled NOK 5.5 billion, compared with NOK 2.7 billion last year. Structural growth and underlying sales growth at Orkla Brands contributed to an 11 per cent rise in operating revenues for the Branded Consumer Goods area in the third quarter.
The Financial Investments division realised portfolio gains of NOK 672 million in the third quarter, compared with NOK 248 million last year. The return on the investment portfolio was 30 per cent at the end of September, and the net asset value of the portfolio increased by almost NOK 1.7 billion in the third quarter.

GROUP INCOME STATEMENT

						Pro forma*		
	1.1.–30.9.		*1.1.–31.12.*	*1.7.–30.9.*		*1.1.–30.9.*	*1.7.–30.9.*	*1.1.–31.12.*
Amounts in NOK million	**2005**	2004	2004	**2005**	2004	2004	2004	2004
Operating revenues	**40,473**	23,523	32,126	**13,157**	7,752	41,127	13,631	55,699
Operating expenses	**(35,448)**	(20,769)	(28,206)	**(11,537)**	(6,810)	(36,011)	(11,957)	(48,737)
Ordinary operating depreciation	**(1,623)**	(910)	(1,182)	**(533)**	(299)	(1,673)	(551)	(2,183)
Operating profit before amortisation and other revenues and expenses	**3,402**	1,844	2,738	**1,087**	643	3,443	1,123	4,779
Amortisation intangibles	**(144)**	(1)	(7)	**(47)**	(1)	(125)	(42)	(173)
Other revenues and expenses**	**(211)**	(697)	(690)	**0**	(550)	(697)	(550)	(710)
Operating profit	**3,047**	1,146	2,041	**1,040**	92	2,621	531	3,896
Profit from associates	**196**	499	592	**85**	139	188	57	181
Dividends	**782**	533	551	**110**	31	536	31	554
Portfolio gains	**1,764**	670	750	**672**	248	674	248	754
Financial items, net	**(285)**	(138)	(157)	**(71)**	(26)	(612)	(217)	(762)
Ordinary profit before taxes	**5,504**	2,710	3,777	**1,836**	484	3,407	650	4,623
Taxes	**(1,101)**	(496)	(691)	**(294)**	(89)	(780)	(161)	(1,023)
Ordinary profit after taxes	**4,403**	2,214	3,086	**1,542**	395	2,627	489	3,600
Gain/discontinued operations	**0**	12,529	12,529	**0**	0	12,529	0	12,529
Profit for the year	**4,403**	14,743	15,615	**1,542**	395	15,156	489	16,129
Of this minority interests	**227**	47	71	**33**	14	47	14	71
Profit before tax, Industry division	**2,750**	990	1,862	**986**	137	2,008	381	3,112
Profit before tax, Financial Investments division	**2,754**	1,720	1,915	**850**	347	1,399	269	1,511
Earnings per share (NOK)	**20.3**	71.3	75.5	**7.3**	1.9	73.3	2.3	78.0
Earnings per share diluted (NOK)	**20.2**	71.2	75.4	**7.3**	1.9	73.2	2.3	77.9
Earnings per share diluted, adjusted (NOK)* **	**21.6**	13.3	17.4	**7.5**	4.1	15.6	4.7	20.4

* Pro forma figures for 2004 restated according to IFRS (include Elkem from 1 January and Chips Abp from 1 March)

** Other revenues and expenses amounted to NOK -211 million at the end of the third quarter 2005 and were related to write-downs of goodwill (NOK -163 million) and restructuring expenses/write-down of inventory in respectively Direct Marketing (Orkla Media) and Household Textiles (Orkla Brands)

*** Before amortisation of intangibles, other revenues and expenses and the gain on the sale of Orkla's share of Carlsberg Breweries

OPERATING REVENUES

Amounts in NOK million	1.1.–30.9. 2005	1.1.–30.9. 2004	1.1.–31.12. 2004	1.7.–30.9. 2005	1.7.–30.9. 2004	Pro forma* 1.1.–30.9. 2004	Pro forma* 1.7.–30.9. 2004	Pro forma* 1.1.–31.12. 2004
Orkla Foods	**9,788**	9,230	12,711	**3,324**	3,112	9,230	3,112	12,711
Orkla Brands	**4,572**	3,464	4,787	**1,558**	1,102	4,497	1,544	6,315
Orkla Media	**6,302**	6,026	8,280	**2,000**	1,982	6,026	1,982	8,280
Eliminations	**(180)**	(143)	(226)	**(70)**	(50)	(143)	(50)	(226)
Branded Consumer Goods	**20,482**	18,577	25,552	**6,812**	6,146	19,610	6,588	27,080
Elkem (excl. sales to Sapa)	**6,799**	0	0	**2,134**	0	6,792	2,292	9,219
Sapa	**9,288**	0	0	**2,866**	0	9,779	3,145	12,826
Borregaard	**3,250**	4,720	6,217	**1,040**	1,543	4,720	1,543	6,217
Speciality Materials	**19,337**	4,720	6,217	**6,040**	1,543	21,291	6,980	28,262
H.O./Unallocated/Eliminations	**(44)**	(57)	(74)	**(18)**	(14)	(57)	(14)	(74)
Industry division	**39,775**	23,240	31,695	**12,834**	7,675	40,844	13,554	55,268
Financial Investments division	**698**	283	431	**323**	77	283	77	431
Group	**40,473**	23,523	32,126	**13,157**	7,752	41,127	13,631	55,699

OPERATING PROFIT**

Amounts in NOK million	1.1.–30.9. 2005	1.1.–30.9. 2004	1.1.–31.12. 2004	1.7.–30.9. 2005	1.7.–30.9. 2004	Pro forma* 1.1.–30.9. 2004	Pro forma* 1.7.–30.9. 2004	Pro forma* 1.1.–31.12. 2004
Orkla Foods	**780**	768	1,164	**319**	310	768	310	1,164
Orkla Brands	**783**	677	951	**291**	237	784	292	1,111
Orkla Media	**252**	227	371	**54**	49	227	49	371
Branded Consumer Goods	**1,815**	1,672	2,486	**664**	596	1,779	651	2,646
Elkem	**829**	0	0	**207**	0	928	285	1,261
Sapa	**401**	0	0	**115**	0	564	140	620
Borregaard	**250**	256	356	**75**	73	256	73	356
Speciality Materials	**1,480**	256	356	**397**	73	1,748	498	2,237
H.O./Unallocated/Eliminations	**(117)**	(103)	(148)	**(39)**	(25)	(103)	(25)	(148)
Industry division	**3,178**	1,825	2,694	**1,022**	644	3,424	1,124	4,735
Financial Investments division	**224**	19	44	**65**	(1)	19	(1)	44
Group	**3,402**	1,844	2,738	**1,087**	643	3,443	1,123	4,779

* Pro forma figures for 2004 restated according to IFRS (include Elkem from 1 January and Chips Abp from 1 March)

** Before amortisation and other revenues and expenses

The Orkla Group

Third quarter results 2005

28 October 2005

ORKLA



Agenda

- Q3 highlights for the Orkla group
- Financial Investments
- Branded Consumer Goods
- Speciality Materials
- Q&A





Highlights in Q3

- EPS up + NOK 5.4 to NOK 7.3
  - EPS YTD NOK 20.2
- Satisfactory operations in challenging markets for Branded Consumer Goods
  - Top line growth
  - Swedish grocery markets still demanding
- Orkla will keep and actively pursue value creation opportunities at Elkem, Sapa and Borregaard
  - Good market conditions and strong results for the energy area
  - Challenging market conditions for Silicon, profiles in Europe and Speciality Chemicals
- Return on investment portfolio +30 % at end Q3



ORKLA

Growth in ordinary profit before taxes from Q3-04 to Q3-05

NOK million



484
1 034
68
324
503
-54
-45
6
1 836
Q3-04
Q3-04 adjusted**
EBITA, Branded Consumer Goods
EBITA, Speciality Materials
Dividends and portfolio gains
Profit from associates*
Financial items, net
Other**
Q3-05

* Elkem is not included in "Associates" from 1.1.2005
** Adjusted for other revenues and expenses in Q3-04 (NOK 550 million)

ORKLA

Key figures Q3-2005

NOK million	1 Jul - 30 Sep 2005	Pro forma 2004	2004
Operating revenues	**13 157**	13 631	7 752
EBITA*	**1 087**	1 123	643
Amortisation intangibles	**- 47**	- 42	- 1
Other revenues and expenses	**0**	- 550	- 550
E B I T	**1 040**	531	92
Associates	**85**	57	139
Portfolio gains	**672**	248	248
Dividends and net financial items	**39**	- 186	5
Ordinary profit before tax	**1 836**	650	484
Taxes	**- 294**	- 161	- 89
Ordinary profit after tax	**1 542**	489	395
Earnings per share diluted (NOK)	**7.3**	2.3	1.9
Earnings per share diluted, adjusted (NOK)**	**7.5**	4.7	4.1

* Before amortisation expenses
**Excl. amortisation intangibles and other revenues and expenses


ORKLA

Strong balance sheet – Equity ratio 50.2 %, net gearing 0.44


Equity
Total assets
80
60
40
20
0
2003
2004
Q1-05
Q2-05
Q3-05


Net interest-bearing debt
Net gearing
20.0
16.0
12.0
8.0
4.0
0.0
-4.0
1.00
0.80
0.60
0.40
0.20
0.00
-0.20
2003
2004
Q1-05
Q2-05
Q3-05




ORKLA


Financial investments
Portfolio performance
Return (%)
Orkla's portfolio
Oslo Stock Exchange
30.0
38.6
26.7
43.7
12.7
11.8
Annual average
1 Jan 05- 30 Sep 05
1 Oct 02 - 30 Sep 05
1 Jan 96 – 30 Sep 05
Gains and dividends
7
ORKLA

(NOK million)	1 Jan - 30 Sep	1 Jul - 30 Sep
Unrealised gains	1 490	879
Realised gains	1 714	625
Change in fair value of associates	50	48
Dividends received	774	106
Others (cost, internal gains etc)*	218	- 7
Change in net asset value	4 247	1 652

* Internal gains from Elkem and Adresseavisen

Portfolio key figures

in NOK million	30 Sep 05	31 Dec 04	excl. Elkem 31 Dec 04	Change 05
Market value portfolio	15 360	17 589	13 142	2 218
Net asset value	16 381	16 702	12 134	4 247
Unrealised gains before tax AFS	5 165	3 675		1 490
Share of portfolio invested				
- outside Norway	49 %	35 %	46 %	+3 % pts
- in listed companies	84 %	87 %	83 %	+1 % pts

ORKLA






Superduoen
avgjorde

Branded Consumer Goods

Managing Director Orkla Brands
Torkild Nordberg




ORKLA

Foods – Structural growth, demanding Swedish grocery markets

	1 Jul - 30 Sep		
in NOK million	**2005**	**2004**	Change
Operating revenues	**3 324**	3 112	7 %
EBITA	**319**	310	3 %
EBITA margin	**9.6 %**	10.0 %	

- Successful integration of Panda and SladCo
  - Top line growth +11 % for SladCo
  - Q4 is the best season for Panda and SladCo
- Demanding Swedish grocery markets put pressure on revenues and margins
- Improve cost base by NOK 500 million in period 2005-2007





Brands – Strong top line growth

in NOK million	1 Jul - 30 Sep 2005	2004	Change
Operating revenues	**1 558**	1 102	41 %
EBITA	**291**	237	23 %
EBITA margin	**18.7 %**	21.5 %	

- Organic top line growth +4 % in Q3
- Underlying operating margin in line with last year
  - *Margin diluted by consolidation of Chips*
  - Higher raw material prices for Detergents and Confectionery
- Demanding Swedish grocery markets
  - Joint sales organisation for Biscuits and Snacks in Sweden
- Satisfactory growth in results for Dietary Supplements



Media – Positive trend in advertising revenues



SPORTSAVISA
Superduoen avgjorde

in NOK million	1 Jul - 30 Sep 2005	2004	Change
Operating revenues	**2 000**	1 982	1 %
EBITA	**54**	49	10 %
EBITA margin	**2.7 %**	2.5 %	

- Profitable growth in Poland
  - Increased advertising revenues and contribution from cost efficiency programmes
- Increased underlying profit at Berlingske
  - Continued growth in advertising revenues
  - Still weak productivity in Trykkompagniet
- Strong focus on product development, re-launches and new launches at Newspapers Norway/Denmark
- Continued focus on cost reductions at Berlingske and new initiatives at Newspapers Norway


ORKLA


Orkla Media
Berlingske - EBITA 12 months rolling basis
NOK million
EBITA 12 m rolling
50
-
-50
-100
-150
Q2-02 Q3-02 Q4-02 Q1-03 Q2-03 Q3-03 Q4-03 Q1-04 Q2-04 Q3-04 Q4-04 Q1-05 Q2-05 Q3-05
Advertising revenue growth in Q3 +12 % compared to Q3 last year
13
ORKLA


Speciality Materials
Executive Vice President
Roar Engeland
14
ORKLA

Orkla will actively develop Elkem, Sapa and Borregaard

- Orkla's Board of Directors has decided to actively pursue value creation opportunities at Elkem, Sapa and Borregaard
- Orkla will now intensify its focus on the critical factors for success in each of the companies
- Elkem, Sapa and Borregaard will be organised as equal-ranking companies within the Group
- John G. Thuestad (45), previous head of Elkem Aluminium ANS, is now Managing Director of Elkem




ORKLA

Strategic rationale

- The reasons for this decision are:
  - In cooperation with the managements and trade union representatives of the respective companies, significant potential for value creation has been identified
  - A substantial proportion of the potential for value creation lies in active company development and restructuring
  - With its industrial and financial resources, Orkla is well qualified to contribute to the realisation of these values
  - It is not believed that a de-merger /IPO today will result in the same value creation for Orkla's shareholders
  - The tempo of development for Branded Consumer Goods will continue as before, and growth ambitions for this area will not be limited by the chosen ownership structure



ORKLA

Elkem – Weak markets for silicon related products

in NOK million	1 Jul - 30 Sep 2005	2004*	Change
Operating revenues**	**2 134**	2 292	-7 %
EBITA	**207**	285	-27 %
EBITA margin	**9.7 %**	12.4 %	

* Proforma
* Excl. sale to Sapa



- Weak results and weak markets for Silicon metal and Ferrosilicon
  - Results approximately NOK 90 million weaker in Q3-05 compared to Q3-04
  - Raw material costs still high
  - Elkem decides to shut down two of three furnaces at Elkem Meraker
  - Microsilica productions will be moved to Elkem Thamshavn
- Higher than normal hydropower production and high prices
- Considerable resources spent on the Elkem solar project
  - NOK 40 million in Q3


ORKLA

Elkem

Energy – Strong results



EBITA per quarter
NOK million
200
150
100
50
0
Q1 Q2 Q3 Q4
2003
Q1 Q2 Q3 Q4
2004
Q1 Q2 Q3
2005
IFRS accounting from 2004

- Strong results due to higher than normal hydropower production and high prices
- Good hedging and trading results
- Hydro reservoir levels considerably higher than seasonal norm
- Good progress in the Sauda project


ORKLA

Elkem

Aluminium – Stable performance




NOK million
EBITA per quarter
160
120
80
40
0
Q1 Q2 Q3 Q4
2003
Q1 Q2 Q3 Q4
2004
Q1 Q2 Q3
2005

IFRS accounting from 2004

- Stable results and strong markets
- Satisfactory operational performance
- Good progress in the Anode project




ORKLA

Sapa – Continued weak markets for profiles in Europe

in NOK million	1 Jul - 30 Sep 2005	2004*	Change
Operating revenues	**2 866**	3 145	-9 %
EBITA	**115**	140	-18 %
EBITA margin	**4.0 %**	4.5 %	

* Proforma

- Challenging markets for profiles in Europe
- Stronger focus on improvement programmes





Borregaard – Higher ambitions for improvement programmes

in NOK million	1 Jul - 30 Sep 2005	2004	Change
Operating revenues	**1 040**	1 543	-33 %
EBITA	**75**	73	3 %
EBITA margin	**7.2 %**	4.7 %	

- *Restructuring and sale of businesses reduces top line by approximately* NOK 550 million
- Increase in oil-related costs, weak USD and strong NOK
- Reduced demand for cellulose from Asian textile industry
- Positive impact on profit from restructuring
- New improvement programmes for 2006 and 2007
  - NOK 400 million run-rate improvement by end of 2007




ORKLA




ORKLA

Enclosures





Cash Flow Statement - key figures

in NOK million	1 Jan - 30 Sep 2005	1 Jan - 30 Sep 2004
Industry division:		
Operating profit	2 823	939
Depreciation and write-downs	1 906	1 142
Change in net working capital	-1 082	343
Net replacement expenditure	-1 422	- 662
Financial items, net	- 252	- 182
Cash flow Industry	**1 973**	**1 580**
Cash flow Financial Investments	**813**	**759**
Taxes paid and miscellaneous	- 825	- 459
Cash flow before capital transactions	**1 961**	**1 880**
Dividends paid and share buy-back	-1 981	-6 139
Cash flow before expansion	**- 20**	**-4 259**
Net expansion	-18 328	16 953
Net purchases/sales portfolio investments	656	194
Net cash flow	***-17 692***	***12 888***
Currency translation differences	556	- 87
Change in net interest-bearing liabilities	**17 136**	**-12 801**
Net interest-bearing liabilities	**15 954**	**7**

ORKLA

Balance Sheet - some key figures

in NOK million	30 Sep 05	Pro forma 30 Sep 04	30 Sep 04
Long-term assets	37 703	39 662	22 323
Portfolio investments etc.	15 387	10 709	10 628
Short-term assets	19 418	18 367	9 084
Total assets	**72 508**	68 738	42 035
Equity to total assets ratio	50.2 %	42.7 %	67.4 %
Net interest-bearing liabilities	**15 954**		7
Net gearing	**0.44**		0.00




ORKLA

Financial Investments

Portfolio as of 30 Sep 2005

Principal holdings	Industry	Market value (NOK million)	Share of portfolio (%)	Share of equity (%)
Storebrand	Insurance	**1 258**	8.2	7.1
DnB NOR	Bank	**822**	5.4	0.9
Norsk Hydro	Energy	**807**	5.3	0.4
Hennes & Mauritz	Retailing	**657**	4.3	0.4
Steen & Strøm	Real estate	**635**	4.1	11.3
Rieber & Søn	Food	**610**	4.0	14.3
Capio	Health care	**552**	3.6	5.1
Vimpelcom ADR	Telecommunication	**427**	2.8	0.7
Industri Kapital 2000 [1]	Investment	**397**	2.6	3.6
Ericsson B	Telecommunication	**370**	2.4	0.1
Total principal holdings		**6 535**	**42.7**	
Market value of entire portfolio		**15 360**		



1) Not listed


ORKLA


Orkla Media
Change in advertising revenues in Orkla Media
Change in advertising revenues compared with corresponding quarter the year before
(NOK million)
9
-25
-53
-152
-112
-65
-60
-40
-23
-20
-3
7
42
32
29
63
58
66
76
Q1-01 Q2-01 Q3-01 Q4-01 Q1-02 Q2-02 Q3-02 Q4-02 Q1-03 Q2-03 Q3-03 Q4-03 Q1-04 Q2-04 Q3-04 Q4-04 Q1-05 Q2-05 Q3-05
27
ORKLA

Currency translation effects in Q3-2005

NOK million

Revenues	**Q3**
Orkla Foods	-123
Orkla Brands	-21
Orkla Media	-56
Chemicals	-34
Total	-234

EBITA	**Q3**
Orkla Foods	-12
Orkla Brands	-3
Orkla Media	1
Chemicals	-1
Total	-15

The above figures show translation effects only and do not include translation effects for Elkem.


ORKLA


Currency translation effects
Impact on revenues in Q3 is NOK -234 million, impact on EBITA is NOK -15 million
Performance of NOK versus USD and EUR
USD/NOK
EUR/NOK
8.80
8.40
8.00
7.60
7.20
6.80
6.40
6.00
Q1-04
Q2-04
Q3-04
Q4-04
Q1-05
Q2-05
Q3-05
29
ORKLA


Currency hedging effects – Primary Aluminium
NOK per USD
10
9
8
7
6
5
jan.00
jan.01
jan.02
jan.03
jan.04
jan.05
In Q3 2005 Elkem Aluminium recorded a gain of 41 MNOK (YTD 127 MNOK) on its currency hedging (50% basis)
At the end of Q3 2005 Elkem Aluminium had hedged 101 MUSD of its estimated income streams in USD over the next 2 years (100% basis)
At the end of Q3 2005 Elkem Aluminium had unrealised currency gains of 85 MNOK (50% basis) distributed over the years 2005-2006
30
ORKLA

Primary Aluminium exposure - Forward sales



EA 100%
1000 MT
500
450
400
350
300
250
200
150
100
50
0
1700
1650
1600
1550
1500
1450
1400
USD/t
jun.03
sep.03
des.03
mar.04
jun.04
sep.04
des.04
mar.05
jun.05
sep.05
Sold forward
Average forward price USD/t

- In Q3 2005 Elkem Aluminium recorded a loss of 29 MNOK (YTD 88 MNOK) on its metal hedging (50% basis)
- At the end of Q3 2005 Elkem Aluminium had sold forward 464 000 tonnes of aluminium at an average price of USD 1 628 per tonne (100% basis)
- At the end of Q3 2005 Elkem Aluminium had unrealised metal hedging losses of 219 MNOK (50% basis) distributed over the years 2005-2009



ORKLA

Financial items



ORKLA

Financial items, Orkla Group

In NOK million	1 Jan - 30 Sep 2005	1 Jan - 30 Sep 2004	Year 2004
Net interest expenses	-345	-120	-134
Currency gain/loss	34	-2	-1
Other financial items, net	26	-16	-22
Net financial items	-285	-138	-157




ORKLA

Equity and liabilities, Orkla Group


NOK billion
Net gearing
Net liabilities
Book equity
Net gearing
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
-
(5.0)
1.3
1.2
1.0
0.8
0.7
0.5
0.3
0.1
0.0
-0.2
1996
1997
1998
1999
2000
2001
2002
2003
2004
1Q 05
2Q 05
3Q 05

ORKLA


Debt maturity profile, Orkla ASA
30 September 2005
NOK million
4 000
3 000
2 000
1 000
0
Drawn amounts
Unutilised credit facilities
Average maturity
4.9 years
05
06
07
08
09
10
11
12
13-
35
ORKLA


Funding Sources, Orkla ASA
30 September 2005
NOK billion
Unutilised credit
facilities 27 %
Banks 33 %
4.9
6.2
7.4
Bonds and CPs 40 %
36
ORKLA

ORKLA THIRD QUARTER


'05

GROUP INCOME STATEMENT

						Pro forma*		
	1.1.-30.9.		*1.1.-31.12.*	*1.7.-30.9.*		*1.1.-30.9.*	*1.7.-30.9.*	*1.1.-31.12.*
Amounts in NOK million	**2005**	2004	2004	**2005**	2004	2004	2004	2004
Operating revenues	**40,473**	23,523	32,126	**13,157**	7,752	41,127	13,631	55,699
Operating expenses	**(35,448)**	(20,769)	(28,206)	**(11,537)**	(6,810)	(36,011)	(11,957)	(48,737)
Ordinary operating depreciation	**(1,623)**	(910)	(1,182)	**(533)**	(299)	(1,673)	(551)	(2,183)
Operating profit before amortisation and other revenues and expenses	**3,402**	1,844	2,738	**1,087**	643	3,443	1,123	4,779
Amortisation intangibles	**(144)**	(1)	(7)	**(47)**	(1)	(125)	(42)	(173)
Other revenues and expenses**	**(211)**	(697)	(690)	**0**	(550)	(697)	(550)	(710)
Operating profit	**3,047**	1,146	2,041	**1,040**	92	2,621	531	3,896
Profit from associates	**196**	499	592	**85**	139	188	57	181
Dividends	**782**	533	551	**110**	31	536	31	554
Portfolio gains	**1,764**	670	750	**672**	248	674	248	754
Financial items, net	**(285)**	(138)	(157)	**(71)**	(26)	(612)	(217)	(762)
Ordinary profit before taxes	**5,504**	2,710	3,777	**1,836**	484	3,407	650	4,623
Taxes	**(1,101)**	(496)	(691)	**(294)**	(89)	(780)	(161)	(1,023)
Ordinary profit after taxes	**4,403**	2,214	3,086	**1,542**	395	2,627	489	3,600
Gain/discontinued operations	**0**	12,529	12,529	**0**	0	12,529	0	12,529
Profit for the year	**4,403**	14,743	15,615	**1,542**	395	15,156	489	16,129
Of this minority interests	**227**	47	71	**33**	14	47	14	71
Profit before tax, Industry division	**2,750**	990	1,862	**986**	137	2,008	381	3,112
Profit before tax, Financial Investments division	**2,754**	1,720	1,915	**850**	347	1,399	269	1,511
Earnings per share (NOK)	**20.3**	71.3	75.5	**7.3**	1.9	73.3	2.3	78.0
Earnings per share diluted (NOK)	**20.2**	71.2	75.4	**7.3**	1.9	73.2	2.3	77.9
Earnings per share diluted, adjusted (NOK)***	**21.6**	13.3	17.4	**7.5**	4.1	15.6	4.7	20.4

The interim report has been prepared in accordance with IAS 34 Interim Financial Reporting.

* Pro forma figures for 2004 restated according to IFRS (include Elkem from 1 January and Chips Abp from 1 March)

** Other revenues and expenses amounted to NOK -211 million at the end of the third quarter 2005 and were related to write-downs of goodwill (NOK -163 million) and restructuring expenses/write-down of inventory in respectively Direct Marketing (Orkla Media) and Household Textiles (Orkla Brands)

*** Before amortisation of intangibles, other revenues and expenses and in 2004 the gain on the sale of Orkla's share of Carlsberg Breweries

OPERATING REVENUES


NOK million
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
1Q 2Q 3Q 4Q
2004*
1Q 2Q 3Q
2005

OPERATING PROFIT**


NOK million
1 400
1 200
1 000
800
600
400
200
0
1Q 2Q 3Q 4Q
2004*
1Q 2Q 3Q
2005

* Pro forma figures

** Before amortisation and other revenues and expenses

THE THIRD QUARTER IN BRIEF

- Group pre-tax profit totalled NOK 1,836 million (NOK 484 million)[1]. Earnings per share were NOK 5.4 higher than in the third quarter of last year, and at the end of September accumulated earnings per share was NOK 20.3.
- Structural growth for Orkla Foods and Orkla Brands and underlying[2] sales growth for Orkla Brands contributed to an 11 % rise in third-quarter operating revenues for the Branded Consumer Goods business. The weak grocery market in Sweden continued to have a negative impact on the Swedish companies.
- In the Speciality Materials area, the results for energy and primary aluminium were good, while Elkem's silicon business, Sapa and Borregaard are facing a demanding market situation.
- The Financial Investments division realised portfolio gains of NOK 672 million in the third quarter (NOK 248 million)[1]. As of the end of September, the return on the investment portfolio was 30.0 %, and the net asset value increased by almost NOK 1.7 billion in the third quarter.
- After a thorough process the Board of Directors has concluded that Orkla will further develop Elkem, Sapa and Borregaard itself and, through active company development and restructuring, aims to focus on and increase their underlying values.

[1] The figures in brackets are for the same period last year (restated according to IFRS)

[2] Excluding acquisitions and divestments and currency translation effects

MAIN TRENDS

Group operating revenues in the third quarter totalled NOK 13,157 million (NOK 13,631 million)[3]. At the end of the first nine months, operating revenues amounted to NOK 40,473 million (NOK 41,127 million)[3]. As a result of restructuring and disposals in 2004, Borregaard's third quarter operating revenues were approximately NOK 550 million lower than last year. Structural growth and new launches in the Branded Consumer Goods area made a positive contribution. The continuing strength of the NOK against euro-related currencies and the USD resulted in a currency translation effect of NOK -234 million compared with the third quarter of last year. Difficult market conditions for Elkem's silicon-related operations had a negative impact on sales volumes. In this connection, Elkem has closed down several furnaces at Norwegian plants to adjust its production capacity.

Group operating profit before amortisation and other revenues and expenses totalled NOK 1,087 million for the third quarter (NOK 1,123 million)[3]. At the end of the third quarter, operating profit before amortisation and other revenues and expenses amounted to NOK 3,402 million (NOK 3,443 million)[3].

Orkla Foods and Orkla Brands achieved growth and satisfactory development on most markets in the third quarter, with the exception of Sweden, where profit was lower than in the same period last year. The integration of new companies is proceeding according to plan and has largely been completed. Orkla Media's advertising revenues increased, especially in Poland and Denmark. A higher level of investment in product development and new launches and weak productivity at the Danish printing plant (Trykkompagniet) reduced quarterly profit for Det Berlingske Officin.

Both Elkem and Borregaard reported a good market situation and high profit levels for their energy businesses. With respect to Elkem's other activities, the performance of primary aluminium was stable and good, while the market situation for the silicon business weakened in the course of the third quarter. Investment in Elkem's solar energy project continues, and in this connection development costs of approximately NOK 40 million were expensed in the third quarter (around NOK 100 million so far this year and around NOK 20 million in the same period last year). The third quarter is generally a weak quarter for Sapa due to the holiday season in Europe, and the weaker underlying trend from previous quarters continued.

Borregaard Synthesis achieved growth, while LignoTech and ChemCell reported weak results due to the unfavourable foreign exchange situation, the reduced effect of currency hedges and the sharp rise in energy costs. Intensified restructuring programmes will be implemented at Borregaard.

In the Industry division, associates contributed NOK 85 million in the third quarter. Associates primarily consist of Jotun and Elkem's investment in the Renewable Energy Corporation (REC). The results for REC are based on the official six-month results plus an estimate for the third quarter.

The return on Orkla's investment portfolio at the end of the first nine months was 30.0 %, compared to a rise of 38.6 % for the Oslo Stock Exchange Benchmark Index and of 11.9 % for the dividend-adjusted FTSE World Index. Realised portfolio gains and the change in the fair value of associates totalled NOK 672 million (NOK 248 million)[1] in the third quarter. At the end of September, unrealised gains amounted to almost NOK 5.2 billion. The Norwegian stock market in particular has fallen sharply since the end of September, and as of 27 October the return on the portfolio was approximately 23 %, compared with 24.6 % for the Oslo Stock Exchange Benchmark Index. In the same period, the value of the portfolio declined by NOK 1 billion.

Group earnings per share (diluted) totalled NOK 20.2 at the end of the first nine months (NOK 10.5 excluding the gain on the sale of Orkla's stake in Carlsberg Breweries in 2004, which amounted to NOK 60.7 per share)[1]. The acquisition of Elkem had a positive effect on earnings per share for the Industry division. Earnings per share for the Financial Investments division increased due to higher realised gains from portfolio investments and dividends received. Before amortisation, other revenues and expenses (and for 2004 before the gain on the sale of Orkla's interest in Carlsberg Breweries), earnings per share amounted to NOK 21.6 (NOK 13.3)[1]. At the end of the third quarter, the tax charge is estimated to be 20 %.

ORKLA FOODS

- Growth and satisfactory development for several businesses
- Tougher competition from private labels and weaker results in Sweden
- Improvement programmes being implemented

Orkla Foods' operating revenues amounted to NOK 3,324 million in the third quarter (NOK 3,112 million)[1]. The increase is largely ascribable to structural growth. Operating profit before amortisation and other revenues and expenses totalled NOK 319 million, (NOK 310 million)[1]. Underlying[2] profit growth was somewhat weaker than last year.

Operating revenues for the first nine months totalled NOK 9,788 million (NOK 9,230 million)[1]. As of the end of September, profit was NOK 780 million, compared with NOK 768 million for the first nine months of 2004. The grocery market is increasingly challenging in the Nordic region, especially in Sweden, and private labels are achieving significant growth.

A large number of innovative measures and improvement programmes have been initiated or are planned at Orkla Foods. In the period 2005-2007, Orkla Foods' cost base is to be reduced by around NOK 500 million, which includes a reduction of approximately 10 % in the number of man-years worked. Compared with 2002, the number of man-years will have been reduced by 25 %.

Stabburet's third quarter operating revenues were on a par with the same period of 2004 and its profitability is still satisfactory. At the beginning of October, Stabburet entered into a four-year agreement to supply sausages, hamburgers, pizzas and condiments to NorgesGruppen/Shell stations in Norway.

In Sweden, Procordia Food reported a decline in operating revenues and operating profit, despite the fact that some categories, such as Felix ready meals, did well. Abba Seafood achieved growth in both operating

[3] Pro forma figures for 2004 restated according to IFRS (include Elkem from 1 January and Chips Abp from 1 March)

OPERATING REVENUES

Amounts in NOK million	1.1.-30.9. 2005	1.1.-30.9. 2004	1.1.-31.12. 2004	1.7.-30.9. 2005	1.7.-30.9. 2004	Pro forma* 1.1.-30.9. 2004	Pro forma* 1.7.-30.9. 2004	Pro forma* 1.1.-31.12. 2004
Orkla Foods	**9,788**	9,230	12,711	**3,324**	3,112	9,230	3,112	12,711
Orkla Brands	**4,572**	3,464	4,787	**1,558**	1,102	4,497	1,544	6,315
Orkla Media	**6,302**	6,026	8,280	**2,000**	1,982	6,026	1,982	8,280
Eliminations	**(180)**	(143)	(226)	**(70)**	(50)	(143)	(50)	(226)
Branded Consumer Goods	**20,482**	18,577	25,552	**6,812**	6,146	19,610	6,588	27,080
Elkem (excl. sales to Sapa)	**6,799**	0	0	**2,134**	0	6,792	2,292	9,219
Sapa	**9,288**	0	0	**2,866**	0	9,779	3,145	12,826
Borregaard	**3,250**	4,720	6,217	**1,040**	1,543	4,720	1,543	6,217
Speciality Materials	**19,337**	4,720	6,217	**6,040**	1,543	21,291	6,980	28,262
H.O./Unallocated/Eliminations	**(44)**	(57)	(74)	**(18)**	(14)	(57)	(14)	(74)
Industry division	**39,775**	23,240	31,695	**12,834**	7,675	40,844	13,554	55,268
Financial Investments division	**698**	283	431	**323**	77	283	77	431
Group	**40,473**	23,523	32,126	**13,157**	7,752	41,127	13,631	55,699

OPERATING PROFIT**

Amounts in NOK million	1.1.-30.9. 2005	1.1.-30.9. 2004	1.1.-31.12. 2004	1.7.-30.9. 2005	1.7.-30.9. 2004	Pro forma* 1.1.-30.9. 2004	Pro forma* 1.7.-30.9. 2004	Pro forma* 1.1.-31.12. 2004
Orkla Foods	**780**	768	1,164	**319**	310	768	310	1,164
Orkla Brands	**783**	677	951	**291**	237	784	292	1,111
Orkla Media	**252**	227	371	**54**	49	227	49	371
Branded Consumer Goods	**1,815**	1,672	2,486	**664**	596	1,779	651	2,646
Elkem	**829**	0	0	**207**	0	928	285	1,261
Sapa	**401**	0	0	**115**	0	564	140	620
Borregaard	**250**	256	356	**75**	73	256	73	356
Speciality Materials	**1,480**	256	356	**397**	73	1,748	498	2,237
H.O./Unallocated/Eliminations	**(117)**	(103)	(148)	**(39)**	(25)	(103)	(25)	(148)
Industry division	**3,178**	1,825	2,694	**1,022**	644	3,424	1,124	4,735
Financial Investments division	**224**	19	44	**65**	(1)	19	(1)	44
Group	**3,402**	1,844	2,738	**1,087**	643	3,443	1,123	4,779

* Pro forma figures for 2004 restated according to IFRS (include Elkem from 1 January and Chips Abp from 1 March)
** Before amortisation and other revenues and expenses

revenues and operating profit. There is strong focus on costs in the Swedish companies and in September Abba Seafood announced that the workforce at Kungshamn will be reduced by about 35 employees.

Felix Fenno-Baltic reported good sales growth in the Baltic States. In Denmark, Beauvais continued its positive sales and profit growth and, among other things, successfully launched Fresh Light cordials.

Orkla Foods International posted a rise in operating revenues, but somewhat weaker operating profit than last year. Acquisitions in Romania and Poland made a positive contribution. The Russian company SladCo continued to achieve sales growth and is reorienting sales towards products with a stronger brand image.

Orkla Food Ingredients reported sales growth at Odense and Dragsbæk in Denmark and at KåKå in Sweden, while operating profit was on a par with last year.

Bakers posted weaker operating profit in the third quarter. To meet strong competition from imports on the Norwegian bread market, Bakers is increasing its launch rate and carrying out a number of cost reduction measures.

ORKLA BRANDS

- The integration of Chips contributed to profit growth but, as anticipated, diluted the operating margin
- Organic[2] revenue growth of 4 % due to new launches
- Continuing tough competition on the Swedish grocery market
- Higher raw material prices had a negative impact on Confectionery and Lilleborg Home and Personal Care.

Orkla Brands' operating revenues totalled NOK 1,558 million (NOK 1,102 million)[1] in the third quarter. At the end of the first nine months, operating revenues totalled NOK 4,572 million, up NOK 1,108 million from the same period last year. Performance was affected by the acquisition of Chips, which had a net effect on quarterly operating rev-

enues of approximately NOK 430 million. Taking this acquisition into account, underlying[2] revenue growth was 4 %. Dietary Supplements, Snacks business and Lilleborg Home and Personal Care were the main contributors to the rise in revenues, which is ascribable to the good performance of this year's launches in Norway and good work by sales staff.

Operating profit before amortisation and other revenues and expenses totalled NOK 291 million in the third quarter, up NOK 54 million in comparison with last year, largely due to the acquisition of Chips. Lilleborg Home and Personal Care and Dietary Supplements made a positive contribution, mainly due to higher sales. Higher raw material prices for Lilleborg Home and Personal Care and Confectionery had a negative impact on profit. The Swedish grocery market is still difficult and private labels are taking over an increasing share of the market. The sales systems of the Snacks and Biscuits businesses in Sweden were amalgamated from October 2005.

Orkla Brands launched several new products in the third quarter, the most successful of which were Stratos Nøtter (chocolate with nuts, Confectionery) and the Ballerina vote (two new flavours), Tapini and Café mjuk appelsin (soft orange, Biscuits business). The Sunsilk hair care range, one of biggest launches this year, is doing well in terms of both sales and market share.

Market shares were generally stable in the third quarter.

ORKLA MEDIA

- Higher advertising revenues and profit growth for newspapers in Eastern Europe
- Higher costs in connection with product development and new launches
- Continued improvement for Berlingske, but profit growth reduced by higher costs at Trykkompagniet

Orkla Media's operating revenues amounted to NOK 2,000 million in the third quarter (NOK 1,982 million)[1], equivalent to 1 % underlying[2] growth. Operating profit before amortisation and other revenues and expenses was NOK 54 million, up NOK 5 million from the same period last year. At the end of the third quarter, operating revenues totalled NOK 6,302 million (NOK 6,026 million)[1], equivalent to underlying[2] growth of 4 % compared with last year. At the end of September, operating profit before amortisation and other revenues and expenses was NOK 252 million (NOK 227 million)[1].

Berlingske reported profit growth for underlying operations in the third quarter. Advertising revenues are still growing in Denmark. This was offset by increased investments in marketing in connection with the re-launch of BT and continuing higher costs due to productivity problems at Trykkompagniet. The cost reduction programmes that have been initiated are proceeding as planned. For Berlingske as a whole, circulation figures were slightly weaker than the total market.

Newspapers Norway reported a decline in profit compared with the same period last year. Advertising growth is still positive, but was offset by increased resource usage for innovation and product development. In order to improve production quality and reduce costs, a project has been initiated to improve the graphic production process. Measures in connection with this project will gradually be implemented from the first half of 2006.

Newspapers Central and Eastern Europe again reported profit growth in the third quarter, mainly due to higher advertising revenues. Circulation growth was still negative, but better than the trend for the total market.

Third quarter profit for Magazines in Norway was on a par with last year. The costs of new launches had a negative impact on profit compared with the third quarter of last year.

Direct Marketing performed slightly better than last year. The restructuring process in this sector is continuing.

ELKEM

- Good inflow and high prices for energy operations
- Stable, positive trend for primary aluminium
- Demanding market situation for silicon

Third quarter operating revenues amounted to NOK 2,134 million (NOK 2,292 million)[3]. As of the end of September, operating revenues totalled NOK 6,799 million (NOK 6,792 million)[3]. Third quarter operating profit before amortisation and other revenues and expenses was NOK 207 million, compared with NOK 285 million last year. At the end of the first nine months, operating profit before amortisation and other revenues and expenses totalled NOK 829 million (NOK 928 million)[3].

Profit for primary aluminium was on a par with the second quarter but somewhat lower than in the same period last year. The average price for aluminium for three-months' delivery on the London Metal Exchange (LME) was USD 1,847 in the third quarter, compared with USD 1,796 in the second quarter and USD 1,716 in the third quarter of 2004. A currency hedge gain of NOK 41 million and a loss of NOK 29 million on metal hedging were recognised in the income statement for the third quarter. Operations were good at the aluminium plants in the third quarter.

Due to very good resource situation and high prices, the energy business reported significantly higher profit than in the second quarter of this year and the third quarter of 2004. As a result of a high level of precipitation in Western and Northern Norway, resource situation at the end of the quarter was higher than normal for the time of year.

The results for the other units, which can be classified as silicon-related, were weaker than in previous periods. The markets for silicon metal and ferrosilicon became significantly weaker in the third quarter, and production capacity has now been cut back in order to reduce exposure. The operational performance of some of the production plants in Norway and Iceland was also weaker than anticipated. The operational and profit performance of the other silicon-related units was acceptable. Work on Elkem's project to produce silicon metal for the solar cell industry is continuing, with substantial investments of resources. The solar cell project reduced third quarter profit by NOK 39 million. In the third quarter, Elkem also increased its investment in REC, both by participating in financing the acquisition of ASiMi and by purchasing

GROUP BALANCE SHEET

			Pro forma*		
	30.9.	30.9.	1.1.	30.9.	1.1.
Amounts in NOK million	**2005**	2004	2005	2004	2005
Intangible assets	**16,618**	4,102	4,005	16,017	15,693
Tangible assets	**17,502**	9,296	9,275	17,219	17,110
Financial long-term assets	**3,583**	8,925	9,094	6,426	6,921
Long-term assets	**37,703**	22,323	22,374	39,662	39,724
Inventories	**6,306**	3,041	2,875	6,381	6,139
Receivables	**10,291**	4,728	4,769	9,450	9,257
Portfolio investments	**15,387**	10,628	13,170	10,709	13,236
Cash and cash equivalents	**2,821**	1,315	2,308	2,536	3,349
Short-term assets	**34,805**	19,712	23,122	29,076	31,981
Total assets	**72,508**	42,035	45,496	68,738	71,705
Paid-in equity	**2,010**	2,006	2,007	2,006	2,007
Accumulated profit	**33,661**	25,878	29,194	26,898	30,133
Minority interests	**705**	436	448	436	448
Equity	**36,376**	28,320	31,649	29,340	32,588
Provisions	**6,018**	1,853	2,043	6,217	6,378
Long-term interest-bearing liabilities	**14,096**	5,284	4,246	21,036	20,255
Short-term interest-bearing liabilities	**5,660**	499	1,326	1,947	2,276
Other short-term liabilities	**10,358**	6,079	6,232	10,198	10,208
Equity and liabilities	**72,508**	42,035	45,496	68,738	71,705
Equity ratio (%)	**50.2**	67.4	69.6	42.7	45.4

* Pro forma figures for 2004 restated according to IFRS (include Elkem and Chips Abp)

CHANGE IN EQUITY

	1.1.-30.9.		pr. 1.1.
Amounts in NOK million	**2005**	2004	2005
Equity 1 January	**31,201**	19,423	19,423
Profit for the year after minorities	**4,176**	14,696	15,544
Dividend	**(1,957)**	(5,972)	(5,972)
Sale/repurchase of own share	**52**	(136)	(83)
Change in fair value portfolio	**1,490**	0	2,320
Change in fair value hedging	**(19)**	0	199
Options costs	**22**	0	0
All-inclusive principle due to acquisitions	**1,220**	0	0
Translation effects etc.	**(514)**	(127)	(230)
Equity at end of period	**35,671**	27,884	31,201

Effects of implementing IAS 32/39 Financial Instruments are recognised in the opening balance at 1 January 2005.

CASH FLOW

	1.1.-30.9.		1.1.-31.12.	1.7.-30.9	
Amounts in NOK million	**2005**	2004	2004	**2005**	2004
Industry division:					
Operating profit	**2,823**	939	1,809	**975**	94
Amortisation, depreciation and write downs	**1,906**	1,142	1,359	**565**	536
Change in net working capital	**(1,082)**	343	1,074	**118**	499
Cash flow from operating activities before net replacement expenditures	**3,647**	2,424	4,242	**1,658**	1,129
Net replacement expenditures	**(1,422)**	(662)	(860)	**(562)**	(227)
Cash flow from operating activities	**2,225**	1,762	3,382	**1,096**	902
Financial items, net	**(252)**	(182)	(303)	**(61)**	(64)
Cash flow from Industry division	**1,973**	1,580	3,079	**1,035**	838
Cash flow from Financial Investments division	**813**	759	860	**222**	(9)
Taxes paid	**(885)**	(476)	(581)	**(121)**	(49)
Miscellaneous	**60**	17	78	**159**	36
Cash flow before capital transactions	**1,961**	1,880	3,436	**1,295**	816
Dividends paid	**(2,033)**	(6,003)	(6,015)	**(180)**	(348)
Shares buy back	**52**	(136)	(82)	**11**	(173)
Cash flow before expansion	**(20)**	(4,259)	(2,661)	**1,126**	295
Expansion investments, Industry division	**(478)**	(19)	(27)	**(247)**	(8)
Sold companies	**36**	17,506	17,562	**36**	35
Acquired companies	**(17,886)**	(534)	(751)	**(401)**	(160)
Net purchases/sales portfolio investments	**656**	194	(72)	**357**	286
Net cash flow	**(17,692)**	12,888	14,051	**871**	448
Currency translation net interest-bearing debt	**556**	(87)	(61)	**56**	0
Change in net interest-bearing debt	**17,136**	(12,801)	(13,990)	**(927)**	(448)
Net interest-bearing debt	**15,954**	7	(1,182)		

several convertible bonds issued by REC. If all the convertible loans were converted into shares, Elkem would own approximately 27 % of REC.

SAPA

- Profile markets in Europe still challenging
- Stronger focus on improvement programmes

Operating revenues in the third quarter amounted to NOK 2,866 million, down NOK 279 from the same period last year. As of the end of September, operating revenues totalled NOK 9,288 million (NOK 9,779 million)[3]. Third quarter operating profit before amortisation and other revenues and expenses was NOK 115 million, compared with NOK 140 million in the third quarter of 2004. At the end of the first nine months, operating profit before amortisation and other revenues and expenses totalled NOK 401 million (NOK 564 million)[3].

Sapa's operating profit was weaker compared with both the previous quarter and the third quarter of last year. The third quarter is traditionally a weak period for Sapa due to the holiday season in Europe in July

and August. Delivered tonnage was 3 % lower than in the same period last year, and operating margins were also lower. Especially for Profiles in the UK, Central Europe and the USA and Heat Transfer in Sweden, profit declined in the third quarter.

Work on improvement programmes has been intensified and will increase in both scope and pace in the months ahead.

BORREGAARD

- Restructuring programmes have had a positive impact on profit
- High oil-related costs and unfavourable currency situation
- Weaker market for textile cellulose in Asia
- New, intensified improvement programmes to be implemented

Borregaard's operating revenues totalled NOK 1,040 million in the third quarter (NOK 1,543 million)[1]. The difference was largely ascribable to the restructuring or sale of companies that were formerly included in Borregaard's consolidated accounts. When this is taken into account, underlying[2] growth was 7 %. As of the end of September, operating revenues totalled NOK 3,250 million (NOK 4,720 million)[1].

Third quarter operating profit before amortisation and other revenues and expenses was NOK 75 million (NOK 73 million)[1]. The improvement for Borregaard Energy and Borregaard Synthesis and the elimination of former losses from restructured/divested companies were offset by weaker results for Borregaard LignoTech and Borregaard ChemCell. At the end of September, operating profit before amortisation and other revenues and expenses totalled NOK 250 million (NOK 256 million)[1].

Borregaard LignoTech posted significantly weaker quarterly profit than in the third quarter of last year. The total sales volume was higher, but this was offset by the lower exchange rate for the USD and the reduced effect of currency hedges, a weaker product mix and a strong increase in freight and energy costs.

Borregaard ChemCell's profit was significantly weaker than in the corresponding period of last year. Profitability was reduced by lower demand and lower prices for cellulose for textiles in Asia, higher energy costs, lower exchange rate for the USD and the euro and diminished effect of currency hedges. Prices and volumes for speciality cellulose remained stable. Despite improvements, the yeast business in Switzerland continued to report weak results.

Borregaard Synthesis achieved better profit than in the third quarter of last year. Sales of pharmaceutical intermediates and aroma chemicals from the Norwegian plants were good. Operations outside Norway contributed to improved profitability as a result of restructuring and higher product prices. Borregaard's fine chemicals plants in Newburyport (USA) and Madone (Italy) were sold in the third quarter.

Borregaard Energy achieved higher quarterly profit than last year due to high volumes. However, market prices and the contribution from financial power trading were slightly weaker. The restructuring measures at the former Denofa factory had a significant positive impact on profit.

The ongoing improvement programmes have so far been implemented according to plan. To compensate for weaker operating parameters (markets, energy, exchange rates and freight rates) new improvement programmes are now being initiated, which will result in an annual improvement of NOK 400 million by the end of 2007.

FINANCIAL INVESTMENTS

After rising 19.7 % by the end of the second quarter, the Oslo Stock Exchange Benchmark Index climbed a further 15.8 % in the third quarter of 2005. The Index was therefore 38.6 % higher than at the beginning of the year. The other Nordic markets rose 8-9 % in the third quarter. The dividend-adjusted FTSE World Index has increased by 11.9 % so far this year. At the end of the third quarter the return on Orkla's investment portfolio was 30.0 %.

Pre-tax profit for the Financial Investments division totalled NOK 850 million in the third quarter (NOK 347 million)[1]. Realised portfolio gains and changes in the fair value of associates amounted to NOK 672 million (NOK 248 million)[1]. Dividends received totalled NOK 110 million (NOK 31 million)[1].

Net sales of shares amounted to NOK 192 million in the third quarter and NOK 661 million so far this year. The largest transactions were the sales of shares in Storebrand, Telenor and DnB NOR, which totalled NOK 737 million.

Net asset value increased by NOK 1,652 million in the third quarter to NOK 16,381 million. The market value of the portfolio was NOK 15,360 million at the end of the third quarter, and investments outside Norway accounted for 49 %. Unrealised gains on the portfolio amounted to NOK 5,165 million at the end of the September and accounted for 34 % of the portfolio's market value.

CASH FLOW AND FINANCIAL SITUATION

The Group's cash flow from operations was satisfactory in the third quarter, but working capital is still too high in some business areas. In the case of Elkem, lower demand for silicon-related products resulted in high finished product inventories. Steps have already been taken to adjust production capacity, but it will take some time to reduce inventories to a more normal level. Sapa also has high inventories as a result of lower demand than anticipated. In other areas the variations are more seasonal, and working capital is expected to be reduced towards the end of the year.

Net sales of portfolio investments amounted to NOK 357 million in the third quarter (NOK 286 million)[1].

The Group's net cash flow was positive in the third quarter, amounting to NOK 871 million. The increased strength of the NOK since the beginning of the year, especially against euro-related currencies, had a positive currency translation effect on net interest-bearing liabilities. This effect amounted to NOK 56 million in the third quarter and NOK 556 million so far this year. Total net interest-bearing liabilities were reduced by NOK 927 million in the third quarter, amounting to NOK 15,954 million at the end of September.

The average interest rate for the Group's interest-bearing liabilities in the third quarter was 3.3 % and the proportion of interest-bearing liabilities at floating interest rates was 78 %. These loans were mainly in SEK, EUR, USD and NOK. NOK 45 million of financial revenues are related to the adjustment of the value of the convertible bond in REC. At the end of September, the equity to total assets ratio was 50.2 %.

OTHER MATTERS

On 14 October 2005 Orkla's Board of Directors made a unanimous decision to keep Elkem, Sapa and Borregaard as equal-ranking companies within the Orkla Group. In this connection, reference is made to a separate press release (www.orkla.com). On Capital Markets Day on 29 November, Orkla will provide a more detailed explanation of how it intends to further develop the Group.

Elkem CEO Ole Enger will take up a new post at Orkla and report to Group President and CEO Dag J. Opedal. Mr Enger will in the future be Chairman of the Board of Sapa and a member of the boards of Elkem, Borregaard and REC, and will otherwise contribute to Orkla's further development on a broad basis. John G. Thuestad, who is currently Managing Director of Elkem Aluminium ANS, will be recommended to Elkem's Board of Directors as Managing Director of the company.

STRUCTURAL CHANGES AND THE NEW ACCOUNTING STANDARD (IFRS)

For accounting purposes, Elkem and the Russian company SladCo were consolidated in the Group's financial statements as subsidiaries from 1 January 2005, while Chips Abp was consolidated from 1 March 2005. At the end of the third quarter, Elkem was shown as wholly owned by Orkla (the remaining shares are expected to be compulsorily redeemed from 1 April 2005). Orkla owns 97 % of Chips Abp and over 95 % of SladCo. Special pro forma figures have been calculated to show the Group's financial position as it would have been in 2004 if Elkem and Chips Abp had been consolidated according to the same principles as those that apply in 2005 (Elkem for the full year and Chips Abp from 1 March 2004). SladCo is not included in the pro forma figures. Comments and comparisons at Group level are largely based on these pro forma figures, while comments on individual business areas are based on the restated IFRS figures. Preliminary analyses of excess value related to the acquisitions have been carried out, and a total of NOK 9 billion has been ascribed in excess value in the form of power rights, trademarks and goodwill in excess of the values previously recognised for the respective companies. In the Group's assessment, trademarks will not be subject to ongoing amortisation, while power rights will be amortised by an annual amount of NOK 166 million over the remaining reversion period, which is estimated to be 24 years. Final excess value analyses will be completed at the latest prior to the presentation of the financial statements for 2005. For further supplementary comments relating to IFRS, reference is made to the notice to the Oslo Stock Exchange issued on 18 April 2005.

OUTLOOK

For the Branded Consumer Goods business, markets are expected to remain stable, but the challenging situation on the Swedish grocery market will continue.

As a result of the good resource situation, profit in the Energy business is expected to remain strong in the fourth quarter. Prices for primary aluminium are still high, while the markets for silicon metal and ferrosilicon are significantly weaker. The latter markets are expected to remain weak in the fourth quarter. No significant changes in the market situation for Sapa are anticipated.

For Borregaard, high energy and freight costs and the reduced effect of currency hedge contracts will have a negative impact on profit. In the short term, price increases and cost reduction measures will not fully compensate for this.

Interest rates are expected to remain low.

Oslo, 27 October 2005
The Board of Directors of Orkla ASA

"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange


ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.: Rune Helland, VP Investor Relations, Tel: +47 22544411
Siv Merethe Skorpen, AVP Investor Relations, Tel: +4722544455

Date: 27 October 2005

ORK – Sapa's Q3-05 result is published at www.sapagroup.com

Do to a technical mistake, a press release of Sapa's third quarter results 2005 has been released and distributed to some recipients one day too early. Orkla has, in co-operation with Sapa, decided that the press release should be available to the market through Sapa's web-site www.sapagroup.com